Exhibit 99.3

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

United Utilities PLC ("the Company") announces that it received notification on 20 December 2005 that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors and persons discharging managerial responsibility on 19 December 2005, to be held in accordance with the rules of the Company's Inland Revenue approved share incentive plan. The shares were purchased at a price of 679.0 pence per share.

Director	No. of Shares purchased
JOHN ROBERTS	21
SIMON BATEY	21
GORDON WATERS	21
CHARLES CORNISH	21
TIM RAYNER	21
IAN PRIESTNER	21
LINDA BOOTH	22
HUGH LOGAN	21

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Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".